Exhibit 99.2

Inspira Technologies Oxy B.H.N. Ltd.

(“the Company”)

Compensation Policy for Company’s Executives

Dated: December 2021

EXECUTIVE OFFICERS COMPENSATION POLICY

1.	INTRODUCTION

1.1	This Executive Officers Compensation Policy (the “Policy”) of Inspira Technologies OXY B.H.N. Ltd. (the “Company”) is adopted pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”). On November 2, 2021, the Company’s Board of Directors approved a compensation policy (hereafter – “the Compensation Policy”) with respect to the terms of service and / or employment of Company’s office holders[1] (hereafter - “Executives”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Compensation Policy shall be subject to the provisions of any cogent law applicable to the Company and its Executives in any territory.

1.3	The underlying principles and purposes of the Compensation Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to Executives, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s Executives by compensating those entitled for compensation under the Compensation Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of Executives to the contribution of the Executive to the achievement of the Company’s goals and maximization of its profits.

1.4	This Compensation Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Board of Directors and the general meeting of its shareholders (at the recommendation of the Company’s Compensation Committee) after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the compensation policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company Executive.

1.6	This Compensation Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its Executive, which – in order to remove any doubt – this policy cannot change.

[1]	The meaning of the term “office holder” is as defined in the Companies Law, i.e., Chief Executive Officer (CEO), deputy CEO, President, Executive subordinate reporting directly to the CEO (the “Subordinate Executives”), any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

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2.	PURPOSE

2.1	The purpose of this Policy is to set rules and guidelines with respect to the Company’s compensation strategy for Executives designed to retain and attract highly qualified Executives by providing competitive compensation (within the Company’s ability to fund compensation based on its financial resources), while creating appropriate incentives considering, inter alia, risk management factors arising from the business of the Company, the size of the Company (including without limitation, its sales volume and number of employees), the nature of its business and its then current cash flow situation, in order to promote the Company’s long-term goals, work plan, policies and the interests of the shareholders of the Company.

2.2	This Policy is also designed to allow the Company to create a full compensation package for each of its Executives based on common principles, considering the experience of each of the Executives, as well as the characteristics of their respective position and their performance.

2.3	With respect to variable compensation components, the Policy is designed to allow the Company to consider each Executive’s contribution in achieving the Company’s short-term and long-term strategic goals and in maximizing its profits from long-term perspective and in accordance with the Executive’s position.

2.4	By setting this Policy, the Company intends to increase the sense of solidarity of Executives with the Company and its activities, to increase the Executives’ motivation to advance the long-term business of the Company and to make it more innovative, efficient and profitable; and to achieve higher levels of performance by Executives, while rewarding Executives for their efforts, and enabling the Company to retain and attract highly-skilled qualitative human capital within or to the Company.

2.5	For the avoidance of doubt, it is hereby clarified that nothing herein shall change any previous agreement of the Company with any of the Company’s Executives that was approved by the Board of Directors and/or the Shareholders of the Company prior to this policy becoming effective.

3.	OVERVIEW OF EXECUTIVES’ AND EXECUTIVES’ COMPENSATION COMPONENTS

In accordance with the Policy, the compensation of the Company’s Executives shall be based on all or some of the following components:

a)	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to an Executive who is not an employee) – the monthly gross consultation fees, excluding VAT (if applicable);

b)	Social and related benefits - social benefits as prescribed by law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, meals at the workplace, gifts on public holidays, etc.

c)	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain Executive will be paid discretionary annual bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

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d)	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections c and d above shall be called hereafter: “the variable components”).

In accordance with the Policy, the Executives that are intitled for compensation under the Policy shall be as follows:

a)	Active Chairman- Active Chairman of the Board, shall receive compensation in the form that may include a base service fees and/or a long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties as shall be determined and approved by the Company’s Compensation Committee (the “Compensation Committee”), the Board of Directors (the “Board”) and by the General Meeting of Shareholders (the “General Meeting”) to the extent required by law, and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

b)	Directors- Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive compensation in the form that may include a base service fee and/or a long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties as shall be determined and approved by the Company’s Compensation Committee, the Board and by the General Meeting to the extent required by law, and shall not exceed the maximum amounts set in accordance the Compensation Regulations.

c)	Chief Executive Officer/ President- The compensation of the Company’s Chief Executive Officers or President (the “CEO/President”) may include a base salary, reimbursement of expenses incurred by him or her in the performance of his or her duties, performance bonus, compensation in equity and other social benefits usually granted to CEO/President in the high-tech industry, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components of the CEO/President, shall be approved by the requisite corporate body in accordance with the Companies Law.

d)	Executives Subordinate reporting directly to the CEO/ President (the “Subordinate Executive”)- The compensation of the Company’s Subordinate Executives may include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to Executives in the high-tech industry, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components payable to each Subordinate Executive, shall be presented and recommended by Company’s management and approved by the requisite corporate body in accordance with the Companies Law.

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4.	GENERAL CONSIDERATIONS

While setting the compensation of each of the Executives, the Compensation Committee and the Board shall consider and refer to the following criteria, in accordance with the Companies Law:

a)	The Executive’s education, skills, expertise, tenure (specifically in the Company and in the Executive’s field of expertise in general) professional experience and achievements;

b)	The Executive’s position, responsibilities and his or her previous compensation arrangements; the extent of responsibility delegated to the executive

c)	Executive’s expected contributions to the future growth and profitability of the Company; contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability

d)	If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed

e)	If the employment terms include a severance arrangement – the Executive’s term of employment, the employment terms during the employment term, the Company’s performance during such term, the Executive’s contribution to achieve Company’s goals and/or for maximizing profits, and the circumstances of the Executive retirement

f)	(a) The market conditions of the industry in which the Company operates at any relevant time, including the Executive’s salary compared to the salaries of other Executives working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity as described in section 5 below; (b) the availability of suitable candidates that can serve as Executive in the Company, the recruitment and retainment of the Executive and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities

Without derogating from the foregoing general criteria, the Compensation Committee and the Board may consider additional benchmark information, as shall be required and available from time to time.

5.	FIXED COMPENSATION

5.1	BASE SALARY

Set forth below is the maximum annual Basic Salary cost for the Active Chairman, CEO/President and Subordinate Executives in respect of full-time position (as may change in proportion to the scope of position of the Executive):

Position	Maximum Annual Basic Salary Component Cost
Active Chairman	USD 400,000
CEO/ President	USD 660,000
Subordinate Executive	USD 550,000

a)	Subject to the Maximum Annual Salary Cost stated in the table above, the Compensation Committee and the Board shall be entitled at their own discretion to change the compensation of any of the Executives by up to 30% of the previously approved compensation of said Executive (the “Non-Material Change”).

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b)	Without derogating from the provisions of Section 5.1.a above, as long as the Subordinate Executive’s annual salary cost does not exceed the Maximum Annual Salary, a Non-Material Change to the compensation terms of the Subordinate Executives can be approved solely by the CEO/President and shall not require the Compensation Committee’s approval.

c)	An amount paid to an Executive as monthly consultation fees, which is up to 1.4 times higher than the maximum basic salary ser forth above for his position, shall not be considered to be a deviation from the Policy.

5.2	A LUMP SUM SIGN UP BONUS

All Executives, excluding Non-Employee Directors, may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign up bonus shall not exceed NIS 525,000 for Israeli based executives and $150,000 for non-Israel based executives and shall not be calculated as part of the Executive’s fixed compensation.

5.3	ADDITIONAL BENEFITS

Executives, excluding Non-Employee Directors, shall be entitled to any and all basic social benefits provided by the applicable Israeli Law, including, among others and without limitation, advance notice period for termination of employment, annual leave, sickness leave, pension and/or managers insurance, education fund, convalescence payments (d’mei avraha) and severance payments.

In addition to these benefits, the Executives may be entitled at Company’s account to other industry standards benefits and insurances, such as all or any of the following benefits:

a)	Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the Executives for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, the Company adopts the following compensation terms:

i.	The Company will provide all Executives with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as the Company. In Israel, the Company will provide all Executives educational fund (keren hishtalmut) as well.

ii.	The Company may subsidize Company cars for Executives (and gross up taxes in connection therewith).

iii.	The Company may provide all Executives with mobile phones for their use and will bear all taxes related to the use of the phone according to local legislation.

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iv.	The Company may cover any reasonable costs associated with an Executive’s permanent move to a location decided by Company.

v.	Each Executive will be entitled to annual vacation according to prevailing Company procedures and policies and applicable law, taking into consideration any relevant prior tenure and local legislation. the Company may grant him further paid vacation up to a maximum of 24 working days per year. The Company may allow the Executive to accumulate vacation days over his term of office in accordance with Company’s procedures.

vi.	Each Executive will be entitled to sick leave according to Company procedures and any relevant local legislation.

vii.	Each Executive will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

viii.	Vehicle: Executives shall be entitled to receive participation in vehicle expenses or a Company vehicle (including by way of leasing) in accordance with acceptable standards for Executives holding similar positions in companies operating in the Company’s area of activity, or in companies, whose scope of activities is similar to that of the Company, including grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

It is hereby clarified that as to a Non-Employee Executive, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.

5.4	INSURANCE, INDEMNIFICATION, AND EXEMPTION

5.4.1	Company’s Executives shall be entitled to insurance coverage, including “run-off” type policies, to be provided by a liability insurance policy of directors and Executives, which the Company will purchase from time to time, subject to the approvals required by law.

5.4.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 5.4.1 above, the Company’s Executives shall be entitled to benefit from coverage provided by a liability insurance of directors and Executives, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a)	The limit of insurer’s liability under the insurance policy shall not exceed $50 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit and the maximal coverage for a POSI insurance policy (Public Offering of Securities Insurance) that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as an share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc. – shall not exceed $100 million.

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b)	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and Executive thereof or an Executive in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c)	Without derogating Section 5.4.2(b) above, the total annual premium that the Company will pay to an insurance company for Executives liability insurance as described above, shall be (i) in market conditions and in a immaterial cost; or (ii) shall not exceed a total of $5 million. The annual premium payable for a POSI policy shall not exceed $7 million.

d)	In case of a material change in risk or in case the policy is not renewed, the Company shall be entitled to purchase a Run Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 200% of the last paid annual premium.

e)	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

5.4.3	The Company’s Executives may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each Executive and to all Executives together, individually or in aggregate, shall not exceed the greater of 25% of the effective shareholders’ equity of the Company and $10 million (the maximum indemnification amount). For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and Executives, which the Company has purchased or will purchase from time to time.

5.4.4	Company Executives may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

5.5	COMPENSATION IN CONNECTION WITH TERMINATION OF EMPLOYMENT

5.5.1	Advance notice period

5.5.1.1	An Executive may be entitled to advance notice period or payment in lieu of advance notice period. The advance notice period shall be determined for each Executive, considering the parameters listed in section 4 above.

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5.5.1.2	As a general rule, the advance notice period of an Executive shall not exceed the following:

Position	Maximum Advance Notice Period
Active Chairman	24 months
CEO/ President	24 months
Subordinate Executive	8 months

The Compensation Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders, may, at their discretion, taking into account the position of the office holder, his area of responsibility and his other compensation components, approve an advance notice period that is different than the one specified above.

5.5.1.3	Over the course of the advance notice period, the Executive shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the Executive may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

5.5.1.4	The service and employment terms of the Executive may include a provision whereby the Company may terminate the employment of the Executive without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an Executive who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the Executive will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

5.5.2	Adaptation Period

Subject to the approval of Compensation Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders and subject to the provisions of the law, as amended from time to time, the Executive may be entitled to an adaptation period that will not exceed 6 months after the end of the advance notice period. Over the adaptation period, the Executive will receive his salary and other related employment terms as described above. The Company may approve adaptation grants to Executives provided that he did not end his service in Company under circumstances which deny eligibility for severance pay according to the law.

5.5.3	Severance Pay

Executives, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the law.

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6.	VARIABLE COMPENSATION

6.1	GENERAL

Executives, may be incentivized through cash bonuses, designed to reward the Executives for personal achievement, reflecting his or her contribution to achieve the Company’s goals.

All Executives, may be additionally incentivized by a long-term equity-based incentive through the Company’s incentive option plan(s), designed to create a proximate interest of maximizing shareholder value, as reflected in the increase in the value of Company’s shares, and provide the Executives with a stake in the Company’s success, thus linking the Executives’ long-term financial interests with the interests of the Company’s shareholders and shareholders’ value.

 Such incentives will be made through an annual program that defines performance targets based on the role and scope of each Executive. Actual payments are driven by the business and individual performance and achievement vis-à-vis the performance targets set at the beginning of the year and no later than the publication of the Annual financial statements of the Company, with upside potential tied to achieving budgeted performance.

In determining the said annual performance targets for Executives and the cash bonus and long-term equity-based incentives payable to each Executive as aforementioned, consideration should be given to promote the Company’s long-term goals and to ensure that at least with respect to the CEO/President a portion of the variable components be determined based on measurable criteria. Additional portion of the variable components (and with respect to Subordinate Executives, up to the entire portion of the variable components) may be based on non-measurable criteria considering the Executives’ contribution to the Company.

 While determining the Executives performance targets, the Company may take into consideration diverse parameters such as, without limitation, sales of products, execution of commercial cooperation deals, new products, commencement of a revenue stream, realization of expense budget targets or cash flow, financial results, efficiency metrics, shareholders value, execution of projects, attainment of milestones, etc.

6.2	ANNUAL PERFORMANCE BONUS

6.2.1	Payment of the annual performance bonus (the “Bonus”) to Executives, shall be tied to long-term corporate performance, rather than short-term stock market performance, with the goal of eliminating abuses resulting from a short-term focus.

6.2.2	Such Bonus shall be made in accordance with each Executive’s performance targets and based, among others, upon some or all the following factors:

a)	The Company’s achievement some or all financial performance metrics, consisting of annual revenue targets, earnings before interest, taxes, depreciation and amortization target and free cash flow target, each based on the Company’s annual budget (to be approved by the Board);

b)	Achievement of the Executive defined Management by Objectives (“MBOs”) which will be determined by the CEO/President with respect to the Subordinate Executive. Achievement of the CEO/President defined by Measurable Management by Objectives (“MMBOs”), as defined in advance by the Compensation Committee and the Board with respect to the CEO/President, for the following year, by the time the Board approves the annual financial statements of the past year; and

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c)	Discretionary and based upon achievement of the Executive performance goals, which shall be determined by the CEO/President with respect to the Subordinate Executive and by the Compensation Committee and the Board with respect to the CEO/President, taking into account tangible and intangible performance factors as it deems appropriate, including the Executive’s relative contribution to the Company.

6.2.3	In defining the Bonus, the Company shall consider the weight and percentage of each of the factors for the calculation of the Bonus as prescribed in the following table, regarding all Executives in the Company.

Position	Financial Factors	Defined MBOs	Discretionary
CEO, President	50-100%	Up to 0-50%	Up to 0-25%
Other Executives	0-100%	Up to 100%	Up to 50%

6.2.4	Discretionary Bonus-

Notwithstanding sections 6.2.1 through 6.2.3, the Board of Directors shall be entitled to determine, that the entire Bonus for a Subordinate Executive be discretionary, while taking into account the Subordinate Executives’ contributions to the Company, subject to the variable compensation limitations specified in Section 6.2.6 below.

In addition, a non-material portion of the annual bonus for the Company’s CEO, the President and/or an Active C (for that purpose- the higher of (a) a total of 3 (gross) monthly salaries; or (b) up to 25% of the variable components of the bonus) shall be a discretionary bonus.

6.2.5	Payment of the annual Bonus (if any) will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive’s employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director may make appropriate adjustments, which may include payment at any time before the publication of the financial statements. Any such bonus may be paid in cash in a single lump sum or by equity compensation, or a combination of both.

6.2.6	The Executives Maximum Annual Bonus shall not exceed the following amounts:

a)	CEO/ President- the aggregate amount equivalent to 18 gross base monthly salaries of the CEO/President.

b)	Other Executives- the aggregate amount equivalent to 18 gross base monthly salaries of the respective Executive.

6.2.7	The Compensation Committee and the Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the Executive is entitled, at their own discretion.

6.2.8	The Company may pay an Executive, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the Executive.

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6.3	ANNUAL BONUS BASED ON MEASURABLE TARGETS

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every Executive at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant Executive, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Executive, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO and the President.

6.3.1	Suggested criteria for measurable targets

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each Executive, his areas of responsibility and the Company’s activity.

1.	Bonus that is based on financial targets- a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant Executive. These performance metrics may include, among other things:

(a)	Sales and marketing targets.

(b)	revenue targets.

(c)	Engagement in products distribution contracts.

(d)	Engagement in collaboration contracts.

(e)	Achievement of product development milestones.

(f)	Completion of development of new technologies.

(g)	Production and growth metrics relating to scope of activity.

(h)	Recruitment and retainment of customers.

(i)	Reducing costs.

(j)	Implementation, promotion, and completion of planned projects.

(k)	Achievement of targets/milestones relating to implementation of principal projects and processes of the Company.

(l)	Promotion of strategic plans and targets, including targets which were set for the Executive, and which are relevant to the relevant Executive’s area of activity.

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(m)	Achievement of financial targets: raising loans, bonds, public offering of shares, etc.

(n)	Other Performance metrics defined by BOD or compensation committee.

The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the Executive meets only some of the targets.

6.3.2	Annual Bonus for Directors Based on measurable targets

Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time), The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairman of the Board of Directors and/or CEO who also serves as a director, if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the Executive in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other Executives in the Company).

6.3.3	Annual Bonus for Executive who is a Controlling Shareholder or a relative

The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an Executive, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the compensation policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other Executives, who are not related to the controlling shareholder.

6.3.4	Neutralization of one- off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

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6.4	SPECIAL BONUS

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Performance Bonus, as described in Section 6.2 above), to an officer of the Company in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, provided that the special bonus, together with the discretionary factor of the Annual Performance Bonus, shall not exceed three (3) monthly base salaries (the “Special Bonus”). The Special Bonus is separate from the annual bonus. An approval of a Special Bonus to the CEO/President, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the Special Bonus does not exceed three (3) monthly salaries, provided that the CEO/President is not a director of the Company.

6.5	COMMISSION

The CEO/President, may decide to grant Israeli and/or non-Israeli Subordinate Executives that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executives” and “Commission”, respectively). The purpose of granting Commissions to Sales Executives is to incentivize Sales Executives to increase the amount of sales of Company’s products.

For each Sales Executive, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% of the Company’s income from sales, and in any case, the amount paid for each Sales Executive shall not exceed $500,000. The Commissions will be paid on either a monthly or quarterly basis. The maximum amount of Commissions shall be considered from time to time considering the Company’s operation.

The Commission paid to a Sales Executive shall be separate from the Bonus and/or Special Bonus given to them, or instead of Bonus and/or Special Bonus, as decided in each case by the CEO/President. shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 8 herein.

6.6	VARICBLE EQUITY- BASED COMPENSATION

6.6.1	Subject to the Company incentive option plan, as may be in effect from time to time, in accordance with the provisions of the law, the Company may allocate to Executives and from time to time options and/or restricted shares units (“Share-Based Payment”) and/or another long-term compensation, including a compensation that is based on the performance of the Company’s share (such as phantom options), as part of the compensation package.

6.6.2	The Long-term compensation granted to an Executive in a given 12-month period shall not exceed at the date of the grant, the aggregate amount of five thousand percent (5,000%) (fifty times) of the cost of the Executive’s annual salary, including benefits, as the vesting will be per the specific agreement with the executive

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6.6.3	Should the Company decide the award options and/or restricted share units

6.6.3.1	The Company will maintain securities-based remuneration scheme in accordance with Section 2012 to the Income Tax Ordinance or other tax provisions that apply to the Company and/or its employees in accordance with the territory in which they operate.

6.6.3.2	Unless otherwise determined by the compensation committee and the Board of Directors for reasons to be duly noted in writing, each of the options or restricted share unit that the Company will award will be exercisable into one ordinary Company share, regarding options- in consideration for a price that will not be less than the average share price on a stock exchange in which the Company’s shares are listed on, as determined by the Board of Directors, over the last 30 trading days preceding the date on which the Board of Directors of the Company decided to award the options.

6.6.3.3	Unless otherwise determined by the compensation committee and the Board of Directors for reasons to be duly noted in writing, the vesting period of the options or restricted share units to be awarded by the Company will be up to 5 years until vesting of all options or restricted share units that were allocated and at least 3 months in respect of the first batch of options or restricted share units.

6.6.3.4	Notwithstanding the forgoing, the Compensation Committee and the Board of Directors, may approve an acceleration mechanism for any unvested options or RSUs granted to an Executive, in the terms which will be set by the Compensation Committee and the Board of Directors for each grant, in the following events:

(i)	In case of Change of Control, as defined by the Compensation Committee and Board of Directors.

(ii)	In case of Termination by the Company of the Executive’s employment and/or service agreement, other than Termination for Cause, as defined by the Compensation Committee and Board of Directors.

6.6.3.5	The options shall expire no later than 10 years after the date of allocation.

6.6.4	As part of the discussion on the award of share-based payment to a Company Executive, the Compensation Committee and the Company’s Board of Directors, and where required – the general meeting of the Company’s shareholders, will assess whether the said award constitutes an appropriate incentive that will contribute to the maximization of the Company’s value in the long-term.

6.6.5	Share -based payment shall be awarded after the assessment of the economic value of the said award, the exercise prices, and the exercise periods.

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6.7	EXTENDING THE TERM OF EXISTING AGREEMENTS WITH COMPANY EXECUTIVES AND MAKING AMENDMENTS TO THOSE AGREEMENTS

6.7.1	Prior to extending the term of the services or employment agreement with a Company Executive (whether this involves changes to the terms of employment or not), the Executive’s existing compensation package will be assessed in relation to the parameters set out in section 2.2 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.3 above.

6.7.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service terms of the Company’s CEO/President will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this compensation policy.

In sections 6.7.1 and 6.7.2 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 30% of the overall annual cost of compensation of the Executive.

6.8	COMPENSATION OF DIRECTORS

6.8.1	Company’s directors will be eligible to fix compensation which will not exceed the higher of: (i) 50,000 USD annual and participation fee; or (ii) the maximum amount in accordance with the table specified in the Second and Third Schedule of the compensation regulations under Companies Law.

6.8.2	Notwithstanding the provisions of section 6.8.1, directors, who serve in other positions in the Company in addition to their service as directors, shall be eligible to salary as paid in the Company for similar positions.

6.8.3	The directors, who serve in the Company, may be eligible to reimbursement of reasonable expenses; they will also be eligible to insurance, indemnification and exemption arrangements as described in section 5.4 above, all in accordance with the provisions of the Company’s articles of association and the provisions of this Policy.

7.	COMPANY COMPENSATION RATIO

The Compensation Committee and the Board have examined the ratio between the annual salary of Executives and the average and median salary of the other employees of the Company. The Company has decided that the ratio between the compensation of the Executives to the average and median salary of the rest of the employees in the Company will not be higher than 30 times. The Compensation Committee and the Board consider the intercompany compensation ratio should be reasonable, fair and appropriate, taking into account the senior position of the Executives and their scope of responsibilities and believe it will not have a negative impact on work relations in the Company.

8.	RATIO BETWEEN FIXED COMPENSTION AND VARIABLE COMPENSATION

Unless otherwise determined in a specific Executive employment agreement (to be approved by the Board), the maximum value of the variable compensation components shall be up to 2,000% (Twenty times) of each Executive’s total fixed compensation package on an annual basis.

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The total variable compensation, for each Executive, in one calendar year (including the lump sum sign up bonus in section 5.2, the annual performance bonus in section 6.2) and any other compensation that is deemed as variable compensation, shall not exceed the above-mentioned limitation in this section 8. Moreover, the total discretionary compensation of the CEO/President in one calendar year (including the lump sum sign up bonus in section 5.2, and the discretionary component of the annual performance bonus in section 6.2) and any other compensation that is deemed to be discretionary compensation, shall not exceed the aggregate amount equivalent to 12 gross base monthly salaries of the CEO.

For that purpose, the “variable compensation components” include the annual value of the share-based payment.

9.	RECOUPMENT POLICY

The Company may seek reimbursement of all, or a portion of any compensation paid to an Executive based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10.	THE RATIO BETWEEN THE COMPENSATION OF EXECUTIVES AND COMPENSATION OF ALL OTHER COMPANY EMPLOYEES

In setting the Executives Compensation, the Compensation Committee and Board of Directors shall consider the ratio between the Officer’s employment terms and the salary of other Company employees and contractors, and in particular the ratio between the average salary and the median salary of such employees and the effect of differences between such on work relations in the Company (for purposes of this section “contractors” and “salary” – as defined in the Companies Law).

11.	EXCHANGE RATES

11.1	Monetary amounts in this Policy are quoted in $/NIS, yet subject to the applicable currency exchange rates.

12.	THE POWERS OF THE COMPENSATION COMMITTEE AND THE COMPANY’S BOARD OF DIRECTORS REGARSING THE COMPENSATION POLICY

12.1	The Company’s Board of Directors is charged with the management of the compensation policy and all actions required for management thereof, including the power to interpret the provisions of the compensation policy where doubts arise as to the manner of its implementation.

12.2	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the compensation policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

12.3	In order to assess the Company’s compensation policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the compensation policy in the Company.

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INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yafit Tehila, VP Finance of the Company and Joe Hayon, Chief Financial Officer, President and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on December 17, 2021 at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

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INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 17, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the Increase of Authorized Share Capital by 85,000,000 Ordinary Shares, to 100,000,000 Ordinary Shares, no par value, and to amend the Company’s amended articles of association to affect the same, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the adoption of the Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*

If you do not indicate a response YES for this item 2a, your shares will not be voted for Proposal No. 2.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2.

3.	To grant RSUs to Mr. Dagi Ben-Noon, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal No. 3.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.

4.

To grant RSUs to Mr. Lior Amit, Benad Goldwasser, Mr. Tal Parnes and Ms. Limor Rozen, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a.

In case Proposal 2 will not be approved, Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.

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5.	To grant RSUs to Mr. Joe Hayon, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a.	in case Proposal 2 will not be approved, do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?*

*	If you do not indicate a response for this item 5a, your shares will not be voted for Proposal No.5.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 5	☐	NO

6.	To approve a Fixed Fee, to which each of the Non-Executive Directors shall be intitled to, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6a.	In case Proposal 2 will not be approved, Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?*

If you do not indicate a response YES for this item 6a, your shares will not be voted for Proposal No. 6.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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